UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-38208

Dragon Victory International Limited

Room 1803, Yintai International Building

Kejiguan Road, Binjiang District, Hangzhou, Zhejiang Province

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement

On April 1, 2021, Dragon Victory International Limited, a Cayman Islands company (the “Company”), through its variable interest entity, Hangzhou Longyun Network Technology Co., Ltd. (“Hangzhou Longyun”), a limited liability company organized under the laws of the People’s Republic of China (the “PRC”), entered into an Equity Transfer Agreement (the “Equity Transfer Agreement”) with Mr. Qiang Huang, who owns 100% of the equity interests in Hangzhou Xuzhihang Supply Chain Management Co., Ltd. (“Xuzhihang”), a limited liability company organized under the laws of the PRC. Xuzhihang provides supply chain management and other logistics related services. Pursuant to the Equity Transfer Agreement, Mr. Qiang Huang agreed to transfer 60% of the equity interests in Xuzhihang to Hangzhou Longyun for a consideration of RMB600,000.

The foregoing description of the Equity Transfer Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Transfer Agreement, which is filed as Exhibit 10.1 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Equity Transfer Agreement dated April 1, 2021 by and between Hangzhou Longyun and Mr. Qiang Huang

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dragon Victory International Limited

By:	/s/ Limin Liu
Limin Liu
Chief Executive Officer

Date: April 1, 2021

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